Exhibit 4.3
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2019, Cornerstone OnDemand, Inc. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act: our common stock.
For purposes of this summary, the terms “Cornerstone,” “we,” “us” and “our” refer only to Cornerstone OnDemand, Inc. and not to any of its subsidiaries, unless we specify otherwise.
DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock is summarized from, and qualified in its entirety by reference to, our amended and restated certificate of incorporation, as amended, or our certificate of incorporation, and our bylaws, as amended, or our bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. We encourage you to read our certificate of incorporation, our bylaws and the applicable provisions of the Delaware General Corporation Law, or the DGCL, for additional information.
Authorized Shares of Capital Stock
Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share.
Common Stock
Voting Rights
Each holder of our common stock is entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.
Dividend Rights
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Liquidation Rights
In the event of the liquidation, dissolution or winding up of our company, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.
Other Rights and Preferences
Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.
Registration Rights
Pursuant to an investment agreement with an affiliate of Silver Lake Group, L.L.C., or Silver Lake, which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part, Silver Lake is entitled to certain registration rights with respect to shares of our common stock they hold or acquire, subject to limitations as specified in the investment agreement.
Listing
Our common stock is listed on The Nasdaq Global Select Market under the symbol “CSOD.”
Transfer Agent
The transfer agent for our common stock is Computershare Trust Company, N.A.
Preferred Stock
Pursuant to our certificate of incorporation, our board has the authority, without approval by the stockholders, to issue up to a total of 50,000,000 shares of preferred stock in one or more series. Our board may establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred stock. Our board could authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or rights of the holders of our common stock.
The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock.

Anti-Takeover Provisions
Our certificate of incorporation, our bylaws and Delaware law contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. Our certificate of incorporation and our bylaws include provisions that:

•	authorize “blank check” preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•
create a classified board of directors whose members serve staggered three-year terms (except that our classified board of directors is being phased out and, starting at the 2021 annual meeting of stockholders, all of our directors elected by stockholders shall serve one-year terms);

•
provide that our directors who have been elected to serve a three-year term (or any director appointed to fill a vacancy caused by the death, resignation, retirement, disqualification or other removal of such director) may be removed only for cause until the expiration of such three-year term;

•	specify that special meetings of our stockholders can be called only by the board, the chairperson of the board, the chief executive officer or the president;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board;

•	provide that vacancies on our board may be filled only by a majority of directors then in office, even though less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors; and

•	require supermajority votes of the holders of our common stock to amend specified provisions of our charter documents.
These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.
In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an “interested stockholder” is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the “interested stockholder.” With certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.